Exhibit 1.2

FORM OF AMENDMENT NO. 1

TO

AMENDED AND RESTATED DEALER MANAGER AGREEMENT

This Amendment No. 1 (this “Amendment”) dated May [__], 2013, amends that certain Amended and Restated Dealer Manager Agreement dated February 8, 2013 (the “Dealer Manager Agreement”) by and between Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”) and Dividend Capital Securities LLC (the “Dealer Manager”). Capitalized terms used herein but not defined shall have the meaning set forth in the Dealer Manager Agreement.

WHEREAS, the Company and the Dealer Manager desire to amend the Dealer Manager Agreement to provide for a primary dealer fee in certain circumstances.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Primary Dealer Fee. The Company will pay to the Dealer Manager a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I Primary Shares, provided that (i) the sales are all made before July 31, 2013 (unless extended by the Company, through written notice to the Dealer Manager) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300 million. The Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to the Dealers involved in selling such Class I Primary Shares based on the portion of the gross proceeds raised from their customers. The primary dealer fee will be considered underwriting compensation (as defined in accordance with, and subject to the underwriting compensation limits of, applicable FINRA rules). The primary dealer fee payable to the Dealer Manager will be paid substantially concurrently with the execution by the Company of the applicable orders submitted by purchasers of Class I Primary Shares. The terms of the reallowance to the Dealers will be set forth in the Selected Dealer Agreements entered into with the Dealers. The Company will not be liable or responsible to the Dealers for direct payment of the primary dealer fee, it being the sole and exclusive responsibility of the Dealer Manager for reallowance of the primary dealer fee to the Dealers.

2.	Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

By:
Jeffrey L. Johnson, Chief Executive Officer

DIVIDEND CAPITAL SECURITIES LLC

By:
Charles Murray, President

2